Exhibit 99.3

This unaudited condensed pro forma financial statement of Brookfield Business Partners L.P. (the “partnership”) has been prepared to illustrate the effects of the following significant transactions, which we refer to as the Transactions:

•	On April 30, 2019, the partnership, together with institutional partners, completed the acquisition of 100% of an advanced vehicle battery technology business (“Clarios”) for $13.2 billion. The acquisition was funded with approximately $10.2 billion in long-term debt and $3.0 billion in cash. The partnership acquired its share of Clarios for consideration which comprised $0.8 billion of cash and approximately $2.9 billion of long-term debt financing.

•	On June 6, 2019, the partnership, together with institutional partners, completed the acquisition of 100% of Healthscope Limited (“Healthscope”) for $4.1 billion. The acquisition was funded with approximately $1.4 billion in long-term debt, $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties and $1.0 billion in cash. The partnership acquired its share of Healthscope for consideration which comprised $0.3 billion of cash, approximately $0.5 billion of proceeds from the sale and leaseback and approximately $0.4 billion of long-term debt financing.

The Transactions are included in the partnership’s unaudited consolidated results as at and for the nine months ended September 30, 2020. An unaudited pro forma statement of operating results for the twelve months ended December 31, 2019 has been prepared to illustrate the effects of the Transactions as if they had occurred on January 1, 2019.

All financial data in the unaudited pro forma financial statement is presented in U.S. dollars and has been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited pro forma financial statement has been derived by the application of pro forma adjustments to the historical financial information of the partnership and the Transactions.

The unaudited pro forma financial statement is derived from the partnership’s audited financial statements and should be read in conjunction with the unaudited financial statements of the partnership as at September 30, 2020 and for the three and nine-month period ended September 30, 2020 and September 30, 2019 and the audited financial statements of the partnership as at December 31, 2019 and 2018 and for each of the years in the three years ended December 31, 2019. The unaudited pro forma financial statement is based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma financial statement provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial statement. The unaudited pro forma financial statement has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations of the partnership had the Transactions for which the partnership is giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect the partnership’s results.

Brookfield Business Partners L.P.

Twelve months ended December 31, 2019

Pro forma Statement of Operating Results

	Brookfield	Transaction Accounting Adjustments
US$ MILLIONS (except per unit amounts)	Business Partners L.P.	Clarios acquisition	Healthscope acquisition	Total pro forma adjustments	Pro forma
		Note 1	Note 2
Revenues	43,032	2,566	770	3,336	46,368
Direct operating costs	(38,327)	(2,123)	(610)	(2,733)	(41,060)
General and administrative expenses	(832)	(105)	(67)	(172)	(1,004)
Depreciation and amortization expenses	(1,804)	(213)	(57)	(270)	(2,074)
Interest income (expense), net	(1,274)	(261)	(60)	(321)	(1,595)
Equity accounted income, net	114	13	1	14	128
Impairment expense, net	(609)	-	-	-	(609)
Gain (loss) on acquisitions/dispositions, net	726	-	(71)	(71)	655
Other income (expenses), net	(400)	-	2	2	(398)
Reorganization items	-	-	(7)	(7)	(7)
Income (loss) before income tax	626	(123)	(99)	(222)	404
Income tax (expense) recovery
Current	(324)	(95)	4	(91)	(415)
Deferred	132	35	29	64	196
Net income (loss)	$434	$(183)	$(66)	$(249)	$185

Attributable to:
Limited partners	43	(26)	(10)	(36)	7
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	45	(25)	(9)	(34)	11
Special Limited Partners	-	-	-	-	-
Interest of others in operating subsidiaries	346	(132)	(47)	(179)	167
	$434	$(183)	$(66)	$(249)	$185

Basic and diluted earnings per limited partner unit[1]	$0.62				$0.13

1 Based on the weighted average number of outstanding units at December 31, 2019 of 140.1 million units (66.5 million Redemption-Exchange Units, 73.6 million Limited Partnership Units, 4 General Partner Units).

1.	Clarios acquisition

On April 30, 2019, the partnership completed the acquisition of Clarios. The acquisition was accounted for using the acquisition method under IFRS 3, Business combinations (“IFRS 3”) with the partnership being identified as the accounting acquirer. Acquisition related costs were $41 million in the twelve-month period ended December 31, 2019.

The historical financial statements of Clarios are prepared in accordance with generally accepted accounting principles of the United States (“U.S. GAAP”). There are differences between U.S. GAAP and IFRS, which have been presented in the table below. Further, the following table reflects the pro forma adjustments made to give effect to the acquisition as if it had occurred for the period beginning January 1, 2019 for the unaudited pro forma statement of operating results for the year ended December 31, 2019.

As a result of the acquisition of Clarios occurring on April 30, 2019, the acquired assets and liabilities are included within in the statements of financial position as at September 30, 2020 and within the statement of operating results for the nine months ended September 30, 2020.

Period ended April 30, 2019	Pre-acquisition Jan 1, 2019 to Mar 31, 2019	Pre-acquisition Apr 1, 2019 to Apr 30, 2019	Pre-acquisition Jan 1, 2019 to Apr 30, 2019	PPA Adjustments	Notes	GAAP adjustments Jan 1, 2019 to Apr 30, 2019	Notes	Pro Forma
Revenues	2,012	554	2,566	-		-		2,566
Direct operating costs	(1,641)	(477)	(2,118)	4	(b)	(9)	(a)	(2,123)
General and administrative expenses	(75)	(30)	(105)	-		-		(105)
Depreciation and amortization expenses	(63)	(21)	(84)	(129)	(b)	-		(213)
Interest income (expense), net	(6)	(7)	(13)	(248)	(c)	-		(261)
Equity accounted income (loss), net	13	4	17	(4)	(d)	-		13
Impairment expense, net	-	-	-	-		-		-
Gain on acquisitions/dispositions, net	-	-	-	-		-		-
Other income (expenses), net	-	-	-	-		-		-
Reorganization items	-	-	-	-		-		-
Income (loss) before income tax	240	23	263	(377)		(9)		(123)
Income tax (expense) recovery
Current	(43)	(52)	(95)	-		-		(95)
Deferred	14	15	29	6	(e)	-		35
Net income (loss)	211	(14)	197	(371)		(9)		(183)

(a)	Clarios contributes to a defined benefit plan. The accounting for retirement benefit plans differs under U.S. GAAP and IFRS and results in differences in the measurement of net benefit expense and actuarial gains and losses. If the acquisition had occurred at the beginning of the period, the direct costs for the period January 1, 2019 to April 30, 2019 would have increased by $9 million.

(b)	As a part of the acquisition, fair value adjustments applied to technology and customer relationships resulted in an increase to the carrying value of intangible assets of $7.0 billion with an average useful life of 10-15 years. If the acquisition had occurred at the beginning of the period, the depreciation expense for the period January 1, 2019 to April 30, 2019 would have increased by $129 million. Amortization expense is calculated on a straight-line basis over the respective estimated weighted-average lives of all intangible assets. A decrease to direct costs of $4 million for the period January 1, 2019 to April 30, 2019 to reflect the impact of gains and losses of derivative instruments that were settled as part of the acquisition.

(c)	Borrowings due to the acquisition reflect a net increase in total debt of $9.8 billion, consisting of:
i.	an increase of $10.2 billion aggregate principal amount of long-term debt relating to the acquisition of Clarios with a weighted average interest rate of 6.0% and maturity dates ranging from 2026 to 2027; and
ii.	a decrease of $309 million relating to the incurrence of debt issuance costs which have been capitalized and will be recognized as non-cash interest expense periodically over the estimated life of the related long-term debt.

Adjustments to interest expense to reflect a net increase in the amount of $248 million for the period January 1, 2019 to April 30, 2019 based on an assumed weighted-average interest rate of approximately 6.0% incurred upon acquisition, non-cash amortization in capitalized borrowing costs and commitment fees to be paid on certain credit facilities at a weighted average rate of approximately 45 basis points per annum; offset in part by an immaterial decrease in historical interest expense due to the repayment of debt and impact of gains and losses of derivative instruments that have been assumed to be settled as part of the acquisition.

(d)	Equity accounted investments reflects an increase of $404 million (of which $182 million is on an amortizable basis over 12 years) to the carrying value of Clarios equity accounted investments to adjust for fair value increments pertaining to the acquisition. If the acquisition had occurred at the beginning of the period, amortization related to these fair value adjustments accounted for within equity accounted income, net for the period January 1, 2019 to April 30, 2019 would have decreased by $4 million.

(e)	Where applicable, the income tax expense for the pro forma adjustments related to Clarios is based on a 28% composite tax rate on the pro forma non-US earnings. The pro forma US earnings includes income attributable to flow through entities and therefore no tax expense is recorded.

2.	Healthscope acquisition

On June 6, 2019, the partnership completed the acquisition of Healthscope. The acquisition was accounted for using the acquisition method under IFRS 3 with the partnership being identified as the accounting acquirer. Acquisition related costs were $22 million in the twelve-month period ended December 31, 2019.

The historical financial statements of Healthscope are prepared in accordance with IFRS. The following table reflects the pro forma adjustments made to give effect to the acquisition as if it had occurred for the period beginning January 1, 2019 for the unaudited pro forma statement of operating results for the year ended December 31, 2019.

As a result of the acquisition of Healthscope occurring on June 6, 2019, the acquired assets and liabilities are included within in the statements of financial position as at September 30, 2020 and within the statement of operating results for the nine months ended September 30, 2020.

Period ended June 6, 2019	Pre-acquisition Jan 1, 2019 to Jun 6, 2019	PPA Adjustments	Notes	Pro Forma
Revenues	770	-		770
Direct operating costs	(610)	-		(610)
General and administrative expenses	(78)	11	(a), (c)	(67)
Depreciation and amortization expenses	(39)	(18)	(a), (c)	(57)
Interest income (expense), net	(44)	(16)	(b), (c)	(60)
Equity accounted income, net	1	-		1
Impairment expense, net	-	-		-
Gain (loss) on acquisitions/dispositions, net	(71)	-		(71)
Other income (expenses), net	2	-		2
Reorganization items	(7)	-		(7)
Income (loss) before income tax	(76)	(23)		(99)
Income tax (expense) recovery
Current	4	-		4
Deferred	20	9	(d)	29
Net income (loss)	(52)	(14)		(66)

(a)	As a part of the acquisition, fair value adjustments applied to property, plant and equipment and intangible assets resulted in increases to the carrying values of $930 million and $185 million, respectively, with an average useful life of 3 – 40 years. In addition, a provision for unfavourable contract in the amount of $208 million was recognized with a remaining contract life of 20 years. If the acquisition had occurred at the beginning of the period, depreciation and amortization expense for the period January 1, 2019 to June 6, 2019 would have increased by $13 million and general and administrative expenses for the period January 1, 2019 to June 6, 2019 would have decreased by $9 million.

(b)	Borrowings and other financial liabilities reflect a net increase of $2 billion, consisting of:
i.	an increase of $1.4 billion aggregate principal amount of long-term debt relating to the acquisition financing with a weighted average interest rate of 4.4% and maturity date of 2024, net of $58 million capitalized borrowing costs amortized over a 5 year period;
ii.	an increase of $1.7 billion aggregate proceeds from the sale and leaseback of 22 wholly owned freehold hospital properties with a weighted average interest rate of 2.3% and maturity dates ranging from 2039 to 2040; and
iii.	a decrease of $1.1 billion relating to the repayment of debt upon acquisition with a weighted average interest rate of 5.0%.

Adjustments to interest expense reflect an increase in the amount of $54 million for the period January 1, 2019 to June 6, 2019 based on an assumed weighted-average interest rate of approximately 2.3% incurred upon acquisition, which include $5 million for non-cash amortization in capitalized borrowing costs; offset by $41 million decrease in historical interest expense due to the repayment of debt upon acquisition.

(c)	As part of the acquisition, a right-of-use asset of $95 million was recognized in accordance with IFRS 16, Leases. If the acquisition had occurred at the beginning of the period, depreciation and amortization expense for the period January 1, 2019 to June 6, 2019 would have increased by $5 million, interest expense for the period January 1, 2019 to June 6, 2019 would have increased by $3 million and general and administrative expenses for the period January 1, 2019 to June 6, 2019 would have decreased by $2 million.

(d)	Where applicable, the income tax expense for the pro forma adjustments related to Healthscope is based on a 30% composite tax rate on the pro forma earnings.